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                                                                       EXHIBIT 4
                    Form of Letter to Stock Award Recipients





                                March ____, 1995



[Stock Award Recipient]
Address


Dear ________:

                  Please be advised that you have been awarded the enclosed special bonus in the form of shares of the common stock, $.01 par value per share (the "Common Stock") of Versar, Inc. (the "Company") for your performance during the 1994 fiscal year. The President of the Company determined under the 1994 Employee Bonus Plan that you would receive a bonus award with a gross value of $_____________ based on your contribution to the Company for the 1994 fiscal year. The Board of Directors of the Company has determined that it would be in the best interest of the Company to issue Company Common Stock to you in payment of this bonus. Accordingly, you are entitled to receive the enclosed ________________ shares (the "Shares") of Common Stock, which number of shares was calculated by taking the amount of your cash bonus, deducting applicable Federal and state taxes aggregating $_________, and dividing the resulting amount by the average of the high and low sales price of the Company's Common Stock on the American Stock Exchange on January 2, 1995 or $2.875.

                  The Company has registered the Shares with the Securities and Exchange Commission on Form S-8, which will allow you to sell the Shares free from any restrictions on their transferability, subject to any restrictions that may be applicable to you as an affiliate of the Company. Attached hereto is a copy of the Prospectus relating to the stock awards, which Prospectus together with the attached resolutions should be read carefully by you.

                  Congratulations on an outstanding 1994 fiscal year and we look forward to an outstanding 1995 fiscal year.


                                                    Very truly yours,
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               RESOLUTIONS OF BOARD OF DIRECTORS OF VERSAR, INC.
                             REGARDING ADOPTION OF
                            1994 EMPLOYEE BONUS PLAN

The following resolution was adopted by the Compensation Committee of the Versar, Inc. Board of Directors on December 9, 1993:

                  WHEREAS, the Corporation needs a program to compensate and create an incentive for management (officers, department heads and key employees) to meet and exceed the Corporation's business objectives, including substantial uncompensated overtime;

                  WHEREAS, the Compensation Committee of the Board of Directors has adopted a compensation philosophy which compensates executives for performance which is geared towards the achievement of long-term profitability and enhancement of stockholder equity, as more fully set out in the Corporation's 1993 Proxy Statement;

                  WHEREAS, that the Board of Directors recognizes that both the cash incentive and stock incentive program is required to reward outstanding performance needed to meet the Corporation's Business Plan;

                  WHEREAS, the Board of Directors adopted a cash bonus and stock incentive plan on September 28, 1993; and

                  WHEREAS, the Committee has considered additional information on the cash bonus and incentive stock option plan submitted by Mr. Rawls, President and Chief Executive Officer:

                  RESOLVED, that the Committee adopt an incentive Cash Bonus Plan pool as set forth in Mr. Rawls' letter to the Committee dated November 17, 1993 and Attachment 2 thereto.

           The following resolution was adopted by the Board of Directors of Versar, Inc. on September 12, 1994:

                  RESOLVED, that the fiscal year 1994 Bonus Plan [initially approved by the Compensation Committee last December] be hereby approved.

           The following resolution was adopted by the Board of Directors of Versar, Inc. on March 8, 1995:

                  RESOLVED, that the issuance of 34,781 shares of common stock, (24,348 of which shall be issued from treasury shares held by the Company) to the employees whose names are set forth on Exhibit "B" to this unanimous consent pursuant to the Company's 1994 Employee Bonus Plan adopted by this Board of Directors on September 12, 1994, be, and it is hereby, approved and ratified.

VERSARInc.





                                                               November 17, 1993



To:               Compensation Committee, Versar, Inc.

Subject:          Versar Cash Bonus and ISO Plan


Gentlemen:

           The purpose of this letter is to request your approval of our revised recommendation for the Versar Cash Incentive Bonus Plan and a pool of ISOs for new hires, and special situations, as shown in Attachment 1, Compensation Committee Resolution. This letter describes the Employee Cash Incentive Bonus Plan and sets forth the Bonus Pool and ISO Pool for FY - 94.

                                  INTRODUCTION

           Versar is contemplating the first profitable year in quite some time. The employees and stockholders have all made sacrifices to bring this about. The stockholders are prepared to be more generous this turnaround year than would be fair and prudent for a long-term policy. Therefore, some future policy guidelines are set forth below.

           One million option shares were approved in November, 1992 for the 1992 Stock Option Plan which is for 10 years. Options totalling 208,000 shares were issued and are outstanding today under that plan.

Versar Bonus Plan
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                              LONG TERM GUIDELINES

           The simplest guideline for a profitable company is on the basis of profit performance. A reasonable goal for Versar profitability is 5 percent of net sales PBT and 3 percent PAT. For a $60M net sales year, this is $3M PBT and $1.8M PAT. At this profit level, a bonus pool of 20 percent of PBT is reasonable or $600K. This is 1 percent of sales which is also within the acceptable range.

           Calculation of the profit without any real estate loss may be logical for a few years, but in the long term, all adjustments and costs should be included so that the stockholders and the Bonus Pool are on the same basis. This pool will be paid in cash, stock, and in ISOs (valued at 50 percent of the exercise price) depending on the incentive value to the participants and the cash position of the company. There will also be ISOs available to management to: (a) use as recruitment inducements, (b) use to retain employees being courted by competitors, and (c) to bring key employees up to a desired level of equity participation in the company.

           It is expected that the management will have a bonus plan at the beginning of each fiscal year that sets forth a target profit for the year, the Target Bonus Pool, the plan for bonus distribution, and the variation in the Pool with the corporate profit for the year. This plan will vary in detail depending on the needs of the company to reward the employees at that time.

                          BONUS POOL PLAN FOR FY - 94

           The Bonus Pool Plan for FY - 94 is more generous than the long term pool due to the special situation of the company coming off of a period of losses and employee





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
Versar Bonus Plan
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salary reductions.  For this year, pool calculations are based on profits before subtraction of real estate losses, estimated to be $742K and extraordinary items.

           The Bonus Pool Plan for FY - 94 can use cash, stocks, or ISOs depending on the incentive value to the participants and the cash position of the company. The mix used in each particular case will be at the discretion of management. It is expected that management will allocate the largest portion of the pool to the key executives of the company. The details of the Bonus Pool Schedule for FY - 94 are set forth in Attachment 2.

           ISOs may be granted in lieu of cash as shown in the Bonus Pool Schedule (Attachment 2) and for other purposes as shown in the Option Plan for FY - 94 (Attachment 3). We expect that the Option Plan will vary from year to year depending on the availability of cash and the relative effectiveness of the three methods of incentive payment. The impending change in the accounting treatment of ISOs will also have an effect.

           We believe that this level of award is consistent with the financial condition of the company today and should be approved by the Board.

                                           Very truly yours,


                                           Benjamin M. Rawls
                                           President and
                                           Chief Executive Officer





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                                                                    Attachment 2


                         Employee Incentive Bonus Plan

                              BONUS POOL SCHEDULE
                                    FY - 94
                                     (000s)

    BONUS POOL           CONSULTING           VVI LOSS         VERSAR PRE-          VERSAR PROFIT
                       PRE-TAX PROFIT                           TAX PROFIT            PER SHARE
                                                                                        4.4MM
- -------------------------------------------------------------------------------------------------
       $ 950               $1,826              ($742)             $1,084               $0.246

         700                1,576               (742)                834                0.190

         500                1,376               (742)                634                0.144

         450*               1,326               (742)                584                0.133

         400                1,276               (742)                534                0.121

         200                1,076               (742)                334                0.076

         100**               976                (742)                234                0.053

         100**               676                (742)               (66)               (0.015)


In all cases, pre-tax profit includes earnings for all but extraordinary items.

 *         Plan for Fiscal Year 1994
**         Minimum Bonus Pool

Note: consulting pre-tax profit and Versar pre-tax profit include all cost of operations including the Bonus Pool. The Bonus Pool may be paid in cash, stock, or ISOs (valued at 50% of exercise price) at the discretion of management.

                                                                    Attachment 3


                             THE OPTION PLAN - 1994

           The options to be granted are divided into accounts dedicated to various purposes:

                  Account 1:       Options for new hires, FY - 94.
                  Account 2:       Options for special management use, FY - 94.
                  Account 3:       Options for Versar Employee Incentive Bonus
                                   Plan, FY - 94.


                  Account 1:       Options for new hires, FY - 94.

                     We anticipate additional key hires in FY - 94 and I recommend 25,000 shares.

                  Account 2:       Options for special management use, FY - 94.

                     This is for holding key employees that are being courted by competitors plus ongoing commitments to Larry White (20,000 shares) and Tom Rooney (12,500 shares). I recommend 50,000 shares.

                  Account 3:       Options for Versar Employee Incentive Bonus
                                   Plan, FY - 94.

                     I recommend approval for a minimum of $100,000 worth of options valued at 50% of the exercise price. A summary table of the award amount is shown at Attachment 2.

                  Summarizing the recommendations:

                          Account 1:       25,000 shares,
                          Account 2:       50,000 shares,
                          Account 3:       75,000 shares (or a minimum of
                                           $100,000).

                  TOTAL FOR APPROVAL:      150,000 shares